

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

Via E-mail
Darren Katic
Chief Executive Officer
Sara Creek Gold Corp.
326 S. Coast Highway, Suite 102
Redondo Beach, CA 90277

> **Re:** **Sara Creek Gold Corp.**
> **Form 10-K for the Fiscal Year ended August 31, 2013**
> **Filed November 29, 2013**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2013**
> **Filed January 13, 2014**
> **Response letter dated April 14, 2014**
> **File No. 0-52892**

Dear Mr. Katic:

We have reviewed your filings and response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2013

General

1.     We have read your response to prior comment 3, including the revisions you propose to include in amendments to both the Form 10-K and Form 10-Q, regarding the "Potential Follow-On Transactions."  We understand from your response that you have not established any terms for these transactions and that the shares you indicate may be issued to the Hawker Sellers would be incremental to any purchase consideration that could be negotiated and therefore would only represent a "finder's fee" or similar costs of entering into the transactions, rather than the purchase price for any potential acquisition. Although you indicate that revisions have been made to clarify these points, this is not apparent in the draft amendments that you have submitted.  Please revise accordingly.

You should also revise disclosures in both filings explaining that you "cannot state with a reasonable degree of certainty that any of the acquisitions will occur," to clarify that since management has not undertaken any negotiations to establish the terms under which these transactions might occur, it does not consider any of the transactions to be reasonably possible, consistent with your response. However, if we have misunderstood your reply and you have additional details to disclose that would support describing any of these transactions as reasonably possible, such as the specific terms, amount and form of purchase consideration, and financing alternatives, then please include this information.

Given that your disclosures suggest that the "Potential Follow-On Transactions" may pertain to specific properties, with reference either by name or with language such as "certain oil and gas interests," "certain assets and rights," and "certain mineral rights" please revise to identify the specific properties and interests that may be acquired in each transaction. Also disclose how these potential acquisitions were identified with details sufficient to understand why you have agreed to covey shares to the Hawker Sellers if you acquire the properties.

2.       We understand from your response to prior comment 3 that you regard your acquisition of Hawker Energy LLC to be an acquisition of assets rather than a business, although you continue to have disclosure that appears focused on various activities of the entity rather than clarifying that you consider the transaction to be an asset acquisition due to the lack of revenues and because ownership of the only material asset is being challenged by the operator. Please modify your disclosure to clarify your view. Also indicate the extent to which there are proved reserves associated with the properties and describe the circumstances under which rights to the ownership interest were challenged, including the dates and current status of litigation.

3.       We note your response to prior comment four pertaining to your application of FASB ASC 805-40-30-2 in accounting for your merger with SCNRG, LLC, also your related disclosures and valuation. Given your response, it appears that you should revise your disclosures to clarify that you determined the $1,626 in net assets of SCGC, LLC at the time of the transaction also represented the fair value of the transaction. Please understand there is no accommodation for a valuation based on par value that does not equate with fair value, or for reversing goodwill indicated by par value under these circumstances. The transaction should be described as a reverse merger and accounted for based on fair value.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief